Exhibit 99.5

SERVICES AGREEMENT

This Services Agreement (“Agreement”) is made as of July 14, 2011 by and between (i) Greenstone Industries Ltd., a company organized under the laws of the State of Israel (the "Service Provider"); and (ii) R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel ("RVB"); (each of the Service Provider and RVB - a "Party" and collectively- the "Parties").

Whereas
RVB desires to receive management services as detailed hereinafter (the "Services") from the Service Provider, and the Service Provider desires to provide such services, all upon the terms and conditions set forth in this Agreement;

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS

1.	Preamble

1.1	The preamble to this agreement, including any statement herein, forms an integral part hereof and shall be binding upon the parties.

1.2	The title headings of the Articles hereof are intended solely for convenience and are not intended and shall not be construed for any other purpose.

2.	Services

The Services shall include:

2.1
Management services through one of the officers of the Service Provider who shall serve as an executive chairman of the board of directors of RVB (the "Management Services"). The Management Services shall include participating in the board meetings of RVB, participating in fund raising, important meetings and negotiations in Israel and abroad, signing corporate documents and performing other duties of the chairman of RVB's board.

2.2	Other management services, which may include additional directors, business and strategic consulting, etc.

2.3	Office services, including company secretary.

2.4	Accountant services, including book keeping, preparation of payroll, accounting, financial management and treasurer services.

2.5	The Parties may, from time to time, reasonably modify the Services in order to more appropriately conform to the business demands of RVB.

3.	Consideration

3.1
For the Services rendered under this Agreement, RVB shall pay the Service Provider a fixed amount of NIS 25,000 per month (the "Consideration") + VAT pursuant to the receiving of an adequate invoice. The Consideration shall be linked to the increase in Israeli Consumer Price Index (base CPI – of May 2011) and shall be paid on a monthly basis, within 5 days following the end of each month, for the Services rendered during the preceding month.

3.2
In addition, at the closing of the SPA (as defined hereunder), the Service Provider shall be granted not transferrable and/or assignable options, each option exercisable (cashless) for one Ordinary Share, nominal value NIS 1.00 of RVB (the "Options"), in the amount representing, on a Fully Diluted basis, approximately 3.5% of RVB's issued and outstanding share capital as of the closing of the SPA (as defined hereunder). For this purpose, "Fully Diluted" means- assuming full exercise of the Put Option granted to Mazal Resources B.V. ("Mazal") under the Option Agreement, dated July 3, 2011, by and between RVB and Mazal, and without taking into consideration (1) any options which may be granted after July 3, 2011 to directors and/or officers and/or employees of RVB or its affiliates, including E.E.R. Environmental Energy Resources (Israel) Ltd. ("EER"), (2) options granted to Moshe Stern under the Services Agreement dated July 3, 2011 by and among RVB, M. Stern Holdings Ltd. and Moshe Stern, and (3) the Options.

The terms of the Options shall be identical to those set forth in the 2011 Share Option Plan to be adopted by RVB (the "Plan"), subject to the following adjustments:

3.2.1
The provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated there under (including any trust arrangements) shall not apply;

3.2.2	The options may only be exercised through a cashless exercise procedure, in accordance with the provisions of the Plan, for which purpose the Exercise Price of each Option shall be $0.2145.

3.2.3
The Options shall become vested and exercisable, according to the timetable set forth in the Plan, subject to continued service of any of the Service Provider's officers as an executive chairman of the board of directors of RVB.

3.3	RVB shall bear all reasonable costs including abroad traveling and accommodation costs which shall be required for performing the Services.

4.	Term of Agreement

4.1	This Agreement shall be subject to the closing of that certain Share Purchase Agreement, dated July 3, 2011 (the "SPA"), by and among the Service Provider, S.R. Accord Ltd., Mazal, RVB and EER.

4.2	This Agreement shall be valid for three (3) years following the closing of the SPA.

4.3	Without derogating from the aforesaid, each Party shall be entitled to terminate the Agreement with a 30 days prior written notice to the other Parties.

5.	Miscellaneous

5.1
This Agreement, its performance and interpretation shall be governed and interpreted in accordance with the laws of the State of Israel. The competent courts of Tel-Aviv - Jaffa shall have sole and exclusive jurisdiction with regard to any dispute or controversy arising out of or relating to this Agreement.

5.2	Any change or supplement of terms of this Agreement shall require the written consent of all the Parties.

5.3
Any waiver or default, right or remedy made by either of the Parties shall not constitute a waiver of any other default, right or remedy unless such waiver shall be in writing and shall be signed by the Parties.

5.4
All notices and other communications required or permitted hereunder shall be in writing and shall be telecopied, sent by electronic mail or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such Party's address as of the date hereof or at such other address as the Parties shall have furnished to each other in writing in accordance with this provision.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS AGREEMENT AS OF THE DATE FIRST WRITTEN ABOVE:

Greenstone Industries Ltd.

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Director of Finance

R.V.B Holdings Ltd.

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: